BARNETT & LINN
ATTORNEYS AT LAW

60 Kavenish Drive, Rancho Mirage, CA 92270

www.barnettandlinn.com

WILLIAM B. BARNETT		Telephone: 442-274-7571
Attorney/Principal		wbarnett@wbarnettlaw.com

September 15, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Amy Geddes, Staff Accountant
Rufus Decker, Staff Accountant
Nicholas Nalbantian, Staff Attorney
Lilyanna Peyser, Staff Attorney

Re:	Longwen Group Corp. (“Registrant” and/or “Company”)
Amendment No. 3 to Registration Statement on Form 10-12G
Filed on June 10, 2022
File No. 000-11596

Gentlepersons:

The Registrant hereby files its Amendment No. 3 to Registration Statement on Form 10-12G (“Amendment No. 3”). The Amendment No. 3 has been revised in accordance with the Commission’s comment letter dated September 12, 2022 (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 3 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Form 10-12G Amendment No. 2

Item 1. Description of Business

Organization and Corporate History, page 5

1.	We note your response to comment 1. Please also include the requested disclosure in the subsection Organization and Corporate History on page 6.

In response to your comment, we have added the same disclosure in the subsection Organization and Corporate History on page 8.

2.

Summary of Significant Risks Related to Doing Business in China, page 8

We note your addition of page numbers in response to comment 2 and re-issue in part. Please include cross-references to the specific risk or risks, rather than the Risk Factor sub-section title. As one example only, in the cross reference for the summary risk factor titled "Approval from the PRC Authorities to issue our common stock to foreign investors or list on a foreign exchange," please include a cross reference to the specific risk factor titled "If the Chinese government were to impose new requirements for approval from the PRC Authorities to issue our common stock to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless" on page 18 rather than to the sub-section titled "Risks Related to Doing Business in the People’s Republic of China (“PRC”)."

In response to your comment, we have revised to add the cross references to the specific risk factor for each entry of the summary risk factors.

Transfer of Cash to and From Our Subsidiary, page 11

3.	We reissue comment 3. While we note the inclusion of disclosure in the section titled "Transfer of Cash to and From Our Subsidiary", please also include this disclosure in the "Introductory Comment" section so that the disclosure is found in both locations.

In response to your comment, we have also added “Transfer of Cash to and From Our Subsidiary” under the “Introductory Comment” section on page 5.

4

 General

When discussing the Holding Foreign Companies Accountable Act, please update your factual disclosure throughout your filing to discuss the fact that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

In response to your comment, we have updated our disclosure throughout the filing to discuss the fact that the PCAOB newly signed Statement of Protocol with the CSRC and the Ministry of Finance of the PRC. We have updated related disclosure under the “Introductory Comment” section on page 6, under the heading “Risks related to a future determination that the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect or investigate our auditor completely.” on page 12 and under the heading “The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, ……. and ultimately result in a determination by a securities exchange to delist the Company’s securities.” on page 31.

The updated disclosure is stated as below:

“On August 26, 2022, the China Securities Regulatory Commission, or CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.”

We believe that we have responded to all your comments fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

/s/ William B. Barnett
WBB: scc
cc/ Xizhen Ye, CEO